 Exhibit 99.2

Transcript – Business update and strategy execution

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANT

Vishal Sikka

Chief Executive Officer & Managing Director

Vishal Sikka

Thanks so much, Ranga. Good Morning everyone. Thanks for coming. This is the second analyst meeting since I took over. It has always been our endeavor to continually engage with the investors and analysts and to share our perspectives and we will continue to have this event on a periodic basis. Last time we met was also here in Pune in the fall of 2014, shortly after I had started. A lot has changed since then. I know that all of you are eager to hear from us on some of the key aspects of our strategy execution, our growth, both the near-term and the medium-term growth as well as the overall business environment. As many of you have written or spoken about some of the key near-term aspects, Q1, Q2, etc., I want to address those upfront before I take a few minutes to talk about the strategy execution and then Q&A.

Many of you have asked us whether Q1 was an aberration to the growth trajectory that we saw in the previous year, and if so, whether we have arrested the drag factors that we saw in Q1 or whether these factors are likely to impact Q2 growth as well. As we have highlighted earlier, while the core business grew and Ranga just mentioned this in Q1 at 3.6% sequentially and 11.2% on a year-on-year basis, we had challenges in Consulting, Finacle and the India business units which declined in Q1. We believe that we have by and large arrested the de-growth in Consulting in the current quarter. We will continue to monitor Consulting closely in the coming quarters. We expect both Finacle and India to grow in this current quarter. As you have probably seen in the news we have made leadership changes in Consulting and also in Finacle. In India, we see certain new projects gaining momentum. I therefore want to reiterate that the drag factors of Q1 have been largely arrested in Q2.

Coming to Q2, we are confident that the sequential growth in Q2 will be better than in Q1. We are focusing on the execution of our strategy and I will cover the same a little bit later in my presentation and then my colleagues will provide details on how we are renewing our current services through the use of new platforms and automation. They will also illustrate this through some successful examples and client testimonials and we also have live demos here in the session as well as outside. While we can confidently say that the Q2 growth will be better than Q1, the current business environment is somewhat more uncertain than when we entered this quarter. We will continue to focus on navigating the uncertainty and the headwinds with a very focused and disciplined execution.

Coming to Q3 and Q4 and the Outlook for Fiscal ’17, we believe that what we deliver in Q2 will be very important and we are all very focused on ensuring this. As you will recall, when we guided the markets in July, we had clarified that it was too early to consider any uncertainties coming out of for example Brexit. We have seen early signs of cautious client behavior and the impact on our projects. Our recent announcement on RBS is one example like this. Likewise in recent weeks, we have seen some of our competitors also reduce their revenue guidance which is a reflection of prevailing business environment. Although Q2 growth looks better than Q1, we need to watch where it will close and we still have five weeks of execution left in the quarter. Also, by October, we will have more time to assess to what extent we can offset the impact of the headwinds such as RBS in Q3 and Q4 through other business opportunities and new services. At the same time, we have also seen more clarity on projects like the GST and recent large deal wins that we have had which are now ramping up. Given these elements of uncertainties to our current guidance, we will be able to give more accurate picture on the guidance in October after we have finished executing Q2 and finished assessing Q3 & Q4.

I am also aware that many of you believe that certain recent leadership attrition has resulted in stretching our executive leadership bandwidth. I have to candidly say that some of the exits were related to performance. We are expanding the bandwidth of our current presidents by creating smaller business units of $500 to $700 mn headed by our next line of leaders. This will help us in better market penetration and in client management. We also believe that this will help our three presidents as well as Rajesh who is recently elevated to president, address longer-term strategic levers and accelerate the new services. I want to emphasize that while we have a strong leadership depth in the company, we are also infusing external talent and we have made progress in attracting some key external talent to key leadership positions within the company.

Before I move to other parts of my presentation, I would like to reiterate that the trajectory of the key parameters of our strategy execution namely large deal wins, top account growth, operational efficiency, software and new services growth are all moving in the right direction.

I also want to reiterate that we are committed to a very focused and disciplined execution in Q2 and beyond and we want to take the opportunity of today’s meeting to share with you the progress that we have made on our strategic initiatives.

As you know, over the last two years, we have been executing on this dual strategy of renewing our core business and in parallel entering into completely new businesses that are unprecedented. I believe that this is a universally applicable strategy, in the sense that it is not only something that applies to Infosys but in the times that we are living in, in the kinds of disruption technologically that we see happening in every industry, this is the strategy that applies to every company.

The duality of Renew and New is very well thought out. Elements of this go back to the 1960s in the work of Arthur Koestler in the act of creation, when he talked about innovating in parallel in two dimensions, the known dimension and the unprecedented dimension. But the duality of the Renew and New strategy has to be founded on a third pillar which is the pillar of culture. Culture inevitably ends up being about things like learning, like education, like collaboration, like values and purpose.

We have been executing in an extremely focused way on our strategy and while these execution elements pay dividends and pay rewards over long periods of time, I mentioned earlier the quarterly outlook and so forth, I am confident that the steps that we are taking and the results that we are seeing are helping us win and helping us growth along this all important strategic dimension. When we look at the three elements of this, on the Renew side, first and foremost, we have operational excellence. Pravin will talk a little bit more about this. Operational excellence will have several key aspects, key rewards that it will pay us in the near-term. This include things like utilization. You saw in Ranga’s charts and our recent performance under Ravi’s leadership, utilization has been improving and it continues to point in the right direction. Other elements like onsite mix and role ratio; sales effectiveness which Mohit will talk about; large deal wins where we have been doing extremely well and now under the leadership of Ritika we continue to see great progress happening in this direction; rethinking the way that we engage with our clients, engaging with the top-5, 10, 25 and 50 clients, in all these metrics we have been making progress.

The fundamental improvement in the renewal of our business, as I have argued over the last two years, is coming on the basis of automation, on the basis of bringing AI technology to bear in helping us renew our services. Our main endeavor in this regard is our Mana platform. Our Mana platform tomorrow will be four months old and I have to say in this last four months, we already have the first four clients of Mana that are live in production. We have several dozen engagements already underway and I am extremely excited about the role that Mana is playing. Sudhir who just joined us after ten years at Google, will talk more about this. What I am excited about is the role that Mana is playing in both renewing our existing business and our existing services in the way that we approach new projects, new large deals as well as our existing ongoing projects and large engagements in transforming those, in improving our productivity, in enabling “Doing more with less for more” as Prof. Mashelkar says and improving our productivity. But equally exciting and perhaps even more exciting, is the role that Mana plays in completely enabling new kinds of applications and in process renewals at our clients. So Mana is applying to both renewing and improving the productivity of our existing projects, deals and new areas - process renewal and completely new applications.

The third aspect of ‘renew’ that we have been making great progress on, is the enablement of the landscape renewal of our clients. Many of the large businesses still have huge mainframe and legacy footprints. By bringing together our innovation, we have been working on moving these landscapes for example to the Cloud, renovating these applications and finding efficiencies by improving the existing businesses of our clients through the power of automation, through the power of simplification, through moving this to the Cloud and so forth. Our Mainframe modernization practice for example that Ravi launched back in February of this year, has seen tremendous growth. We see a pipeline already in this area of several hundred mn dollars and we expect that this is an area that will continue to grow in partnership with the companies like Amazon Web Services, Microsoft and others who are helping us, bring a great renewal to the enterprise landscape.

Beyond the renewal of the legacy enterprise landscapes, by bringing together Consulting, BPO as well as our traditional services like ADM, Verification, Package Services, BI and others, we believe that we can offer a tremendous simplification to our clients. For the last few months, Ravi also has responsibility for our BPO business and we are seeing the first sign of bringing together an integrated BPO together with the rest of the services. The value that this can generate whether it is in managing digital landscapes of clients by integrating the digital practice with for example, reporting, analytics, forecasting and bringing together engineering with the management of the shared services. So all these areas are growing very rapidly and same applies to our products like Finacle. We are extremely happy to announce a new leader of the Finacle business in Sanat Rao, bringing together of some of the core innovation that we have done in our Edge products like the EdgeVerve foundation as well as the work on our blockchain foundation in renovating Finacle and bringing Mana-based analytics and machine learning for Finacle clients. So in all of these ways, the renewal of our existing business is continuing.

The main point of the renewal that I have argued over the last two years is to bring automation so that we may do “More with less for more” and with that improved productivity, we become more innovative. That culture of innovation of grassroots innovation is of paramount importance for us in order to become a next-generation services company. In this all important category, I believe that we have made significant progress. That duality of automation, fueling our productivity improvement and leading us up the value chain towards innovation is something that is at the heart of what we are endeavoring to do. I am very happy to say that we have made significant progress on this front.

In the new area with our Skava platform for Digital, as well as our Digital practice under the leadership of Scott Sorokin, Corey Glickman, Henri Johnston etc., in Ravi’s organization, are working actively with clients, in not just calling everything that has a modern digital flavor but really in getting our clients to engage with their clients in unprecedented new ways in areas where the physical value chains are now becoming Digital. I think that this digitization of the physical world of the engagement of our clients with their consumers and their end users is truly the point of being digital that Negroponte wrote about more than 20-years ago and we are starting to see some significant progress along this dimension.

We are also creating with our Design Thinking practice as a tip of the sphere in our Consulting which I believe is going to be at the heart of the renewal of our Consulting business together with Mana, the opportunity to build completely new next-generation intelligent applications.

Digitization also applies in particular to the digitization of the physical world. If you see this room, we are sitting in a room that is heavily instrumented. When you came here two years ago, many of you might remember that the same room look very different. Now many parts of this room are completely instrumented – the sound systems, to the network connectivity, even the cell phone connectivity inside here, even though we are inside and closed chamber to the instrumentations, sensors, everywhere inside this. We see the emergence of Internet of Things and Digitization of the physical world as a tremendous opportunity for us. Outside you will see an example of a Digital Farm that we have put together for one of our clients where the plants are instrumented across their entire lifespan from the seed to the time that they die where Mana can bring a tremendous amount of intelligence in the digitization of something as basic and as ancient as farming. You will also see examples of how we are bringing Mana and the Digitization into physical world artifacts like airplanes and so forth.

In the new areas, we have also been working heavily on creating new ecosystems, new investments as well as selective M&A wherever we can by bringing in next-generation technologies and working together with these. So Sandeep will talk a little bit about this in his session about how the new areas are helping us expand our footprint by getting into completely new territories as well as helping our clients get into their new territories on the back of our new services.

Finally, Culture. One of the most important pillars and strengths of Infosys has been its culture, our values. One of those values is education. The core value perhaps, Mr. Murthy used to talk about “Learnability” the ability to learn is at the heart of our transformation. When you look at the basic journey of the company along this upward trajectory, this upward spiral of bringing automation to improve our productivity and becoming innovative, education is at the heart of this trajectory. One dimension of it is Design Thinking. People often ask me, “Why are you so focused on Design Thinking?” It is because we have a company of 200,000 people who are going to achieve this dual objective of on the one hand improving their own productivity with the power of automation and on the other hand bringing completely new kinds of innovation that they never did before. That innovation is enabled by Design Thinking. I am very happy that because of our great ability to educate employees at a massive scale, we have now crossed 104,000 employees who have been trained in Design Thinking, including more than 20,000 right here in Pune.

So Design Thinking as well as Education in Artificial Intelligence and in new practices like DevOps and Agile at a massive scale is at the heart of how we will become the next-generation services company. I am very happy to report that we have continued to make significant progress in this dimension.

This Education has enabled us to launch our work in Zero Distance. Zero Distance has now reached close to 100% coverage across all our projects. We have close to 9,500 or so projects going on right now, almost every single one of them has a Zero Distance plan. Clients come to me and say, “Vishal, you guys are doing something amazing. What is going on? I see innovative ideas coming up everywhere like fireworks from your teams.” Zero Distance relies on education, in particular Design Thinking. It also relies on a culture of collaboration. We continue to innovate in the way that we teach. One of the things that we have been teaching our employees is collaboration as a methodology in a very innovative way. We continue to work with outside sources. We have recently launched our first endeavor with Udacity to bring Nano degrees to students in India. We are also working with Coursera and ADEX on bringing more onsite education to our employees as well as some of the foundational work in learning itself that we are doing together with learning pioneers like Allen K.

One area that we have been heavily focused on within collaboration is also bringing in new techniques for employees to work together across boundaries. We believe that the next evolution of the Global Delivery Model is a Virtual Global Delivery Model, one where people sitting across physical boundaries, can work together. Virtual reality and we have several virtual reality demonstrations here as well, will play a great role in creating virtual rooms that can give the kind of an experience that we have right now, all of you had to travel here to be in the same room, but this virtual reality we are getting close to the point where we will be able to create an experience of being together in a place like this which is fundamental to a company like us for our future.

So all of these underlying cultural foundations are helping us to grow along our strategy. I am extremely happy with the progress that we have made in the last couple of years along this dimension. We are starting to see this in the underlying statistics and while our business is one where short-term uncertainties and individual decisions can quickly bring negative business outcomes and ramp-downs and things like that which are immediate, build-up like this takes time. I feel really proud.

I want to share one example. Every month Ravi and I do a Zero Distance meeting. Usually, 20,000 - 25,000 people participate in these meetings. It is an extraordinary display of grassroots innovation. People ask me “At Infosys where is the innovation department? Do you have a lab in Palo Alto or Berlin or somewhere?” A company of our size and our scale could easily set up a lab somewhere in some exotic place in the world where there are innovators. But the main point of innovation of becoming a company that helps businesses evolve in this time of tremendous digital disruption is not to have a small lab somewhere and say that, that is where our innovators are. But to have everyone in the company, be an innovator and that is what we are after.

Recently, in the last meeting that we did, we were at Stanford. One of the things that we have been doing to grow our leaders is we have launched a great program to teach about 200 of our senior leaders at Stanford in the business school. Some of the basic foundational executive business skills. We were together and it was late night in California and we did the Zero Distance call. One of the projects that presented themselves was a verification project from the IVS, from our verification team under Narry’s leadership. The project manager of this team is a lady in Chennai, 30-year-old, she and her Delivery Manager boss were there. They were working on a project that was going to expire one year later. It was a Time and Materials verification project. On their own, their Zero Distance innovation was some kind of an automation tool that they had built on their own. Nobody knew about this. This is one out of 9,500 projects in the company. This automation tool that they built, they presented it to the client on their own. The client was so amazed that they said that we are going to renew this project that you have which is going to expire next year for another three years after that. We turned that T&M project into a fixed price project. On the surface of it, improve the economics to the client and it looks like we will drop the margin. This is the situation that is happening everywhere in the industry, where continuously there are rebids of existing projects for lower prices and we are in this downward spiral. This team on their own proactively arrested this, converted this T&M project into a fixed price project, extended it by three years, on the surface lowered the margin for the client and within two months because of Zero Distance recovered that margin. By the time they presented it to Ravi and me, their margins are already better than the margins that we had before. At that moment I felt that there was a milestone that we had reached in this Zero Distance journey, that a team sitting somewhere on their own had achieved this outcome.

Ladies and Gentlemen, all this talk about 'Renew and New and Automation and Innovation and Design Thinking it is all talk. In the end when we get to the point and we will get to that point, when there are 9,500 projects that can do things like this on their own, we will have turned ourselves into a next-generation services company; a company that is not doing the same thing that others were doing but cheaper but a company that can help our clients innovate like nobody else can in everything that we do. That is the big purpose, that is the big endeavor that we are after here and on that all important endeavor, we are making very good progress.

Thank you very much.